Form 10-K, Exhibit 13
period 1996-12-31
BROOKS FIBER PROPERTIES INC
filed 1997-03-28
CIK 915509

SELECTED CONSOLIDATED FINANCIAL DATA

Dollars in thousands, except per share data

The Company's development and acquisition of its networks and services during the periods reflected below materially affect the comparability of financial data from one period to another. The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and the notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                                      1996         1995         1994        1993(1)
                                                   ----------   ----------   ----------   -----------
STATEMENT OF OPERATIONS DATA:

Revenue:                                              $45,574      $14,160       $2,809            $2

Costs and expenses:
     Service costs                                     21,468        7,177        1,557            --
     Selling, general and administrative expenses      38,596       11,405        3,966           206
     Depreciation and amortization                     16,296        4,118          663             3
                                                   ----------   ----------   ----------   -----------
Total                                                  76,360       22,700        6,186           209
                                                   ----------   ----------   ----------   -----------
Loss from operations                                  (30,786)      (8,540)      (3,377)         (207)
Other income (expense), net                           (14,647)      (2,096)        (598)            2
                                                   ----------   ----------   ----------   -----------
Loss before minority interest                         (45,433)     (10,636)      (3,975)         (205)
Minority interest                                       1,590        1,085           78            --
                                                   ----------   ----------   ----------   -----------
Net loss                                             $(43,843)     $(9,551)     $(3,897)        $(205)
                                                   ==========   ==========   ==========   ===========
Loss per share (2)                                     $(1.71)      $(0.49)
                                                   ==========   ==========
Number of shares (2)                               25,627,328   19,523,584
                                                   ==========   ==========

BALANCE SHEET AND OTHER DATA:

EBITDA (3)                                           $(14,490)     $(4,422)     $(2,714)        $(204)
Capital expenditures                                  217,230       27,577        6,693            --
Acquisitions of businesses, net of cash acquired        4,290       13,941       35,669            --
Networks and equipment                                306,455       53,172       21,093            --
Total assets                                          879,581      146,610       71,325         5,000
Long-term obligations, less current maturities        552,810       43,977       29,403            --
Shareholders' equity                                  266,634       93,455       36,699         4,846

---------------

(1) For statement of operations data, reflects the period from inception (November 10, 1993) to December 31, 1993.

(2) See Note 2 to the Consolidated Financial Statements, which describes the calculation of loss per share.

(3) EBITDA consists of earnings (loss) before interest, income taxes, depreciation, amortization and minority interests. EBITDA is commonly used in the communications industry to analyze companies on the basis of operation performance, leverage and liquidity.EBITDA is not intended to represent cash flows for the periods. See the Consolidated State of Cash Flows.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included herewith.

OVERVIEW

     The Company was founded in 1993 and has rapidly become a leading facilities-based provider of competitive local telecommunications services in selected markets within the United States. The Company competes with local exchange carriers by providing high quality, integrated local telecommunications services over fiber optic digital networks to meet the voice, data and video transmission needs of its customers. The Company's customers are principally inter-exchange carriers (IXCs), internet service providers (ISPs), wireless carriers, telecommunications-intensive business, government and institutional end users, and residential customers. The Company offers these customers technologically advanced local telecommunications services as well as superior customer service, flexible pricing and route diversity.

     The Company's goal is to become the primary full-service provider of competitive local telecommunications services to its customers in selected cities by offering superior products with excellent customer service at prices below those charged by the ILECs. The principal elements of the Company's strategy include targeting selected U. S. markets with an emphasis on second- and third-tier markets, aggressively pursuing switched services opportunities, further building out existing systems, and expanding service offerings. The Company provides these services in an expanding number of U. S. markets. As of February 28, 1997, the Company has networks in operation or under construction which serve a total of 36 U. S. cities. The Company plans to expand its network operations to have systems in operation or under construction in a total of 40 cities by the end of 1997 and 50 cities by the end of 1998. As of December 31, 1996, the Company has a total of 20 digital telephone switches installed in its operating networks and plans to leverage its networks and customer relationships by offering local dial tone, switched access termination and origination services, centrex and desktop products. As of December 31, 1996, the Company offers such services and products in substantially all of its operating networks and expects to offer such services and products in all of its currently operating networks by the end of the second quarter of 1997. The Company is also expanding its capabilities to provide flexible enhanced services that complement its switch-based services. Such enhanced services include, among others, high speed video conferencing, frame relay and ATM-based packet transport services, and internet access products. The Company is currently offering such services in certain markets and expects to offer such services in all of its operating networks by the end of 1997.

     Through December 31, 1996, the Company's growth, including its capital expenditure requirements, acquisition financing and working capital, has been principally funded by two senior discount note offerings during 1996, the Company's initial public offering in May of 1996, the Company's $50 million credit facility and two private equity offerings completed prior to 1996.

     In order to capitalize on the competitive dynamics of the changing IXC/ILEC relationships, the Company has established close business alliances with major IXCs, including joint ventures and preferred vendor relationships. In accordance with this strategy, the Company and MCImetro Access Transmission Services, inc. (MCImetro), a wholly-owned subsidiary of MCI Communications Corporation (MCI), have entered into agreements which provide that, until September 30, 2001, the Company will be MCImetro's preferred provider of certain local access services in a number of the Company's markets and pursuant to which MCImetro has acquired an investment in 958,720 shares of the Common Stock. Also, in December 1995, the Company concluded a national preferred vendor agreement with AT&T Communications, Inc. (AT&T Communications), a wholly-owned subsidiary of AT&T Corp. (AT&T), pursuant to which the Company has become AT&T Communications' preferred supplier of local access services in most of the Company's markets. During February 1997, the Company and AT&T announced the expansion of this relationship to include several of the markets in which the Company is in the process of acquiring or constructing networks. In addition, the Company's relationship was further expanded in a new agreement between the Company and AT&T whereby AT&T will begin utilizing the Company's networks to originate and terminate the calls of AT&T customers served by the Company's networks. The Company believes preferred vendor relationships with IXCs provide opportunities to leverage its partners' sales channels and market support to sell the Company's products and services and expand the Company's potential revenue base. In addition, the Company believes that relationships with IXCs facilitate its entry into new markets by providing access between the IXCs and their customers.

     On January 31, 1996, the Company acquired City Signal, Inc., which included networks in operation or under construction in four cities in Michigan and Ohio, including an installed switch in Grand Rapids, Michigan. In addition, effective January 2, 1996, Brooks Telecommunications Corporation (BTC), a founding stockholder of the Company and the previous owner of GLA International (GLA), was merged into the Company. GLA, a wholly-owned subsidiary of the Company, offers a full range of consulting, management, engineering and information system solutions for telecommunications companies. GLA's capabilities also serve as an internal source for the telecommunications infrastructure support needed to facilitate the Company's network growth and penetration of the competitive local exchange company (CLEC) business.

     In July 1996, the Company acquired ALD Communications, Inc. (ALD), a switchless reseller of long distance services and provider of shared tenant services in the Bay area of San Francisco and, effective in September 1996, acquired Bittel Telecommunications Corporation (Bittel), a switch-based reseller of long distance services in Los Angeles and the San Francisco Bay area. By acquiring ALD and Bittel, the Company not only added businesses that compliment its own long distance and facilities management resale operations but was also able to increase its end-user sales force.

     In addition, the Company, during early 1997, formed a joint venture for the construction of three networks located in Maine and New Hampshire. The Company has also signed definitive agreements related to the acquisition of networks located in Utah and Nevada, and certain operating rights in Idaho. This transaction is subject to regulatory approval.

     The development of the Company's businesses and the construction, acquisition and expansion of its networks require significant expenditures, a substantial portion of which is incurred before the realization of revenues. These expenditures, together with the associated early operating expenses, result in negative cash flow until an adequate customer base may be established. However, as this customer base grows, the Company expects incremental revenues can be added within operating networks with minimal additional expense, providing significant contributions to cash flow. The Company also incurs ongoing capital expenditures with respect to both existing and new systems which are directly related to the installation of new revenue-producing services.

RESULTS OF OPERATIONS

     The following summary provides revenue, income (loss) from operations and EBITDA(1) of the Company for the periods indicated:

(in thousands)                                 1996          1995         1994
                                               ----          ----         ----

Revenues................................       45,574       14,160        2,809
Income (loss) from operations...........      (30,786)      (8,540)      (3,377)
EBITDA..................................      (14,490)      (4,422)      (2,714)

---------------

(1) EBITDA consists of net loss before minority interest, interest, income taxes, depreciation and amortization. It is a measure commonly used in the telecommunications industry and is presented to assist in understanding the Company's operating results. However, it is not intended to represent cash flow or results of operations in accordance with generally accepted accounting principles. See the Company's consolidated financial statements and notes thereto appearing elsewhere herein.


YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     REVENUE

     The Company's revenues increased to $45.6 million for 1996 from $14.2 million during 1995, an increase of $31.4 million or 221%. Total annualized monthly revenues increased to approximately $73.4 million based on December 1996 revenues from $15.5 million based on December 1995 revenues. The increase in revenues reflects the impact of the Company's acquisition and development activities, including an increase in the number of networks in operation to 23 from 11 in 1995, and increased utilization of the Company's network facilities arising from the sales of additional services to current and new customers. While access revenues were the most significant contributor to the Company's revenue growth for 1996, the Company's entry into local switched services, in Grand Rapids, Michigan during the first quarter of 1996 and in additional markets during the fourth quarter of 1996, was also a factor. Current annualized monthly local switched service revenues, based on December 1996 revenues, are $17.4 million. Local switched service revenues for the year ended December 31, 1996, totaled $7.8 million.

     Network utilization as reflected in the number of on-net buildings connected to the Company's networks increased 309% during 1996 to 883 as compared to 216 at December 1995. The Company's penetration of buildings to serve additional customers is further augmented by 1,238 off-net buildings resulting in total buildings served of 2,121 at December 31, 1996. VGEs in service increased 321% to 516,743 VGEs as of December 31, 1996, as compared with 122,617 VGEs at the end of 1995. As reflected in CLEC lines in service, network utilization increased to 21,013 lines in service at year-end 1996, as compared to 3,187 lines in service on January 31, 1996 in the Company's acquired Grand Rapids operations. Network development as measured by operational networks has increased to 23 with these networks covering 1,059 route miles at year-end 1996, an increase of 304% from the 262 route miles in service at December 31, 1995. Fiber miles also increased to 71,292 from the 17,111 at December 31, 1996, an increase of 317%. In addition, the Company's aggressive switch deployment plans have enabled the Company to deploy switches to serve 24 of the Company's markets by year-end 1996.

     COSTS AND EXPENSES

     Service costs increased to $21.5 million or 47% of telecommunications services revenue in 1996 from $7.2 million or 51% of telecommunications services revenue in 1995. The increase was due primarily to the impact of the Company's acquisition and development activities, including increasing costs associated with the Company's rapidly growing local exchange services in Grand Rapids and the Company's expanding long distance resale operations. Total service costs directly related to providing local exchange services increased $5.1 million in 1996. The increase in total service costs also includes an increase of $6.8 million related to the direct operating costs of the Company's long distance resale operations. Service costs primarily represent the portion of total operating expenses paid to third parties for unbundled loop charges and other local and long distance service costs, including right-of-way fees. Also included are salaries and benefits associated with the technical operations of the networks and other network costs.

     The Company's selling, general and administrative expenses (SG&A) for the year ended December 31, 1996 were $38.6 million, as compared with SG&A expenses of $11.4 million for the year ended December 31, 1995. The increase was principally due to the increasing number and continued expansion of the Company's networks, including added personnel costs and marketing activities related to the introduction of switched services. There is typically a period of higher SG&A expense and a lag time in the generation of revenues following the acquisition and development of the Company's networks. Management expects SG&A expenses to continue to increase in 1997 as the Company continues to expand its networks, services and marketing activities.

     Depreciation and amortization expense increased to $16.3 million for the year ended December 31, 1996, from $4.1 million for the year ended December 31, 1995 as a result of the continued expansion of the Company's networks and the Company's acquisitions.

     INTEREST INCOME (EXPENSE)

     Interest expense totaling $31.2 million was recorded during the year ended December 31, 1996, as compared to interest expense of $3.7 million for the year ended December 31, 1995. The primary contributor to the substantial increase in interest expense as compared to the prior year is non-cash interest expense totaling $29.8 million primarily attributable to accretion of the Company's senior discount notes (see Liquidity and Capital Resources) issued during 1996. Interest of $2.0 million was capitalized for the year ended December 31, 1996, related to network construction projects. For the years ended December 31, 1996 and 1995, interest income totaling $16.5 million and $1.6 million, respectively, was derived from the Company's available cash and cash equivalents and marketable securities.

     NET LOSS

     For the reasons stated above, the Company's net loss before minority interest increased to $45.4 million in 1996, from $10.6 million in 1995. Minority interests in net losses, representing minority investors' interests in certain of the Company's subsidiaries, totaled $1.6 million and $1.1 million for the years ended December 31, 1996 and 1995, respectively. As a result, the Company's net loss for 1996 was $43.8 million as compared to a net loss of $9.6 million for 1995.

     EBITDA

     Earnings before interest, taxes, depreciation, amortization and minority interest (EBITDA) decreased to ($14.5) million for the year ended December 31, 1996, from ($4.4) million for the year ended December 31, 1995, a decrease of $10.1 million. The decrease reflects the increasing service and SG&A expenses noted above resulting from the acquisition, development and expansion of the Company's networks in order to pursue the opportunities provided by offering the full array of local exchange services.

     Since its inception in November 1993, the development of the Company's business has required substantial capital investments and has resulted in substantial net losses. The acquisition of networks, procurement of rights-of-way and start-up costs of new networks will continue to represent a large portion of the Company's funding requirements during the Company's continued expansion. The Company expects to have networks operating or under development in a total of 40 cities by the end of 1997 and in 50 cities by the end of 1998. The costs related to the acquisition and development of new systems, along with the varying degrees of maturity of these systems, will materially affect the comparability of the Company's financial results from one period to another and any assessment of the Company's operating performance.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     REVENUE

The Company's revenues increased to $14.2 million for the year ended December 31, 1995 from $2.8 million for the year ended December 31, 1994, an increase of 407%. Annualized monthly revenues increased to approximately $15.5 million based on the results for the month of December 1995 from $11.9 million based on December 1994 results. These increases reflect the impact of the Company's acquisition and development activities as well as increased utilization of the Company's network facilities arising from the sales of additional services to current and new customers. Network capacity as reflected in VGEs in service increased to 122,617 VGEs as of December 31, 1995, as compared to 59,208 VGEs as of December 31, 1994.

     COSTS AND EXPENSES

     Service costs increased to $7.2 million for the year ended December 31, 1995 from $1.6 million for the year ended December 31, 1994. Service costs as a percentage of telecommunications services revenues declined to approximately 51% for the year ended December 31, 1995 as compared to approximately 55% for the year ended December 31, 1994.

     The Company's SG&A expenses for the year ended December 31, 1995 were $11.4 million, as compared with SG&A expenses of $4.0 million for the year ended December 31, 1994. The increase was principally due to the increasing number and continued expansion of the Company's competitive access networks and related marketing activities.

     Depreciation and amortization expense increased to $4.1 million for the year ended December 31, 1995, from $663,000 for the year ended December 31, 1994, as a result of the Company's acquisitions and the continued expansion of the Company's networks.

     INTEREST INCOME (EXPENSE)

     Interest expense totaling $3.7 million was recorded during the year ended December 31, 1995, as compared to interest expense of $693,000 for the year ended December 31, 1994, as a result of the incurrence of secured indebtedness to finance the acquisition and development of certain of the Company's operations. For the year ended December 31, 1995 and 1994, interest income totaling $1.6 million and $95,000, respectively, was derived from the Company's available cash balances.

     NET LOSS

     For the reasons stated above, the Company's net loss before minority interest increased to $10.6 million for the year ended December 31, 1995, from $4.0 million for the year ended December 31, 1994. Minority interests in net losses, representing minority investors' interests in certain of the Company's subsidiaries, totaled $1.1 million and $78,000 for the years ended December 31, 1995 and 1994, respectively. As a result, the Company's net loss for 1995 was $9.6 million as compared to a net loss of $3.9 million for 1994.

     EBITDA

     EBITDA decreased to ($4.4) million for the year ended December 31, 1995, from ($2.7) million for the year ended December 31, 1994, a decrease of $1.7 million. The decrease reflects the increasing operating and SG&A expenses noted above resulting from the acquisition, development and expansion of the Company's networks.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's total assets increased from $5.0 million at December 31, 1993 to $879.6 million at December 31, 1996. This growth has principally been funded by stock offerings in 1993 and 1995, the Company's IPO during 1996, the two offerings of Senior Discount Notes during 1996 and a secured credit facility. The Company's current assets of $470.2 million at December 31, 1996, including cash and cash equivalents and marketable securities of $444.2 million, exceeded current liabilities of $34.9 million, providing working capital of $435.3 million as compared to $57.9 million at December 31, 1995. Network and equipment totaled $306.5 million at December 31, 1996 as compared to $53.2 million at December 31, 1995.

     The Company's operating activities used net cash of $17.3 million in the year ended December 31, 1996, and $2.6 million in the year ended December 31, 1995. The increase in cash used by operating activities was primarily due to the increased loss from operations incurred related to the acquisition, development, and expansion of the Company's networks which is offset by increased depreciation and amortization and non-cash interest expense associated with the Company's debt facilities. The increase in cash used was also due to supporting increased levels of accounts receivable and other current assets resulting from an expanding customer base and increased interest receivable on the Company's investments.

     On February 26, 1996, the Company issued $425.0 million aggregate principal amount of 10 7/8% Senior Discount Notes due March 1, 2006, and on November 7, 1996, issued $400.0 million aggregate principal amount of 11 7/8% Senior Discount Notes due November 1, 2006 (the "Senior Discount Notes"). The Company received gross proceeds of approximately $475 million, and proceeds net of underwriting fees of approximately $458 million. No cash payments of interest are required on the senior discount notes until September 1, 2001.

     On May 2, 1996, the Company sold 7,385,331 shares of the Company's common stock in an initial public offering ("IPO") at a price of $27.00 per share. Gross proceeds from this offering totaled approximately $199.4 million and proceeds net of underwriting discounts and advisory fees and expenses totaled approximately $185.2 million.

     In connection with the City Signal acquisition, the seller has an option to require the Company to repurchase 2,016,000 shares of the Company's common stock issued in the City Signal acquisition at a price of $12.50 per share on or before February 1, 1998.

     In June 1996, the Company and MCImetro entered into an agreement pursuant to which MCImetro acquired a minority interest in the Company's Sacramento, California network and made an additional investment in the San Jose joint venture company. In connection with these agreements, MCImetro made additional cash investments totaling $8.0 million. On October 10, 1996,

MCImetro exchanged this investment along with its initial investment made in September 1995 for 958,720 shares of the Company's common stock.

     As of December 31, 1996, outstanding indebtedness under an AT&T Credit Facility is $50.0 million. Amounts borrowed bear interest at the 90-day commercial paper rate plus 4.0% per annum (9.46% at December 31, 1996), payable quarterly. Terms of the AT&T Credit Facility further provide for interest-only payments through December 31, 1997, and a six-year principal and interest payout period thereafter. In addition, the Company has borrowed $100,000 under a $10 million Bank Credit Facility. Terms of the Bank Credit Facility provide for a wholly-owned subsidiary of the Company to borrow up to $10 million from time to time prior to June 30, 1997. Additional terms provide for interest-only payments through August 31, 1997, and a 4.5 year principal and interest payout period thereafter.

     Subsequent to December 31, 1996, the Company completed a secondary offering of 6,723,429 shares of common stock at a price of $25.00 per share. All of these shares were sold by existing shareholders, and the Company did not receive any proceeds from the sale of these shares. In conjunction with the offering, the Company granted the underwriters an over-allotment option at $25.00 per share. This option was fully exercised by the underwriters, and an additional 1,008,514 shares were issued. Gross proceeds to the Company totaled approximately $25.2 million, and proceeds net of underwriting discounts totaled approximately $24.0 million.

     In June 1996, the Company formed a strategic alliance with Verio, Inc., formally known as World-Net Access, Inc., and has made a $20 million convertible preferred stock investment for a 25.5% fully-diluted interest in Verio, and it is possible that the Company may commit additional funds in furtherance of its strategic alliance. Verio is a privately-held consolidator of ISPs. The Company intends for both companies to seek ways to work together and provide customer-oriented internet and intranet communications solutions.

     The competitive local telecommunications services business is a capital-intensive business. The Company's operations have required and will continue to require substantial capital investment for (i) the installation of electronics for switched services in the Company's operating networks;
(ii) the expansion and improvement of the Company's operating systems, including the installation of capabilities to provide other enhanced services; (iii) the design, construction and development of additional networks; and (iv) acquisitions as an alternative to constructing networks, adding customers or introducing additional services. For the years ended December 31, 1996 and 1995, the Company's capital expenditures, primarily for installation of digital telephone switches, expansion of existing networks, and design, construction and development of new networks, totaled $217.2 million and $27.6 million, respectively. Cash used for acquisitions in 1996 and 1995 totaled $4.3 million and $13.9 million, respectively.

     In response to the demand initially encountered for its services, the Company will continue its aggressive capital deployment plans for the development and expansion of its existing networks to allow for an increased level of demand-driven capital spending to take full advantage of the opportunities presented by offering a full array of local exchange services. The Company's network development plans provide for the Company to (i) increase the geographic reach and robustness of its networks to allow the Company to serve a significantly higher percentage of its markets by extending its networks to serve most, if not all, of the ILEC's central offices in its markets, and (ii) more rapidly deploy switches with full capabilities for local dial tone and switched access termination and origination services. The Company estimates that it will spend $400 million during 1997 to fund these capital needs, and such amounts may be funded from the Company's existing cash resources.

     The Company's strategic plan calls for having systems in operation or under development in a total of 50 cities by the end of 1998, which will require substantial additional capital. The Company expects this expansion into additional cities to be accomplished by the acquisition of existing networks as well as the development of new networks. The Company will continue to evaluate additional revenue opportunities in its existing markets and other strategic initiatives, and as such opportunities may develop, the Company plans to make additional capital investments in its networks that may be required to pursue such opportunities, such as costs required to extend a network or install additional telecommunications equipment to meet specific customer requirements. Due to the number and variability of the factors which could affect the amount of capital that will be required for such purposes, the Company cannot provide a reasonable estimate of such additional capital needs. For example, the size of a particular network to be developed or acquired and the types of electronics installed can impact significantly the amount of capital required. Similarly, the potential cost of acquiring additional networks is not determinable, and it is possible that the Company could acquire existing networks using a variety of financing alternatives. The Company expects to meet such additional capital needs with the proceeds from existing and future credit facilities and other borrowings and the proceeds from sales of additional equity securities and joint ventures. However, there can be no assurance that the Company will be able to raise or generate sufficient funds to enable it to meet its strategic objectives. There can be no assurance that actual expenditures will not be significantly higher or lower.

     The Company intends to preserve financial flexibility in order to react to the rapidly evolving telecommunications marketplace and new opportunities. The Company will continue to take advantage of favorable financing arrangements, including the sale of debt or equity securities in the public or private markets, to maintain this flexibility.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

     The statements contained in this report which are not historical facts are forward-looking statements that involve risks and uncertainties. Management wishes to caution the reader that these forward-looking statements, such as the Company's plans to have systems in operation or under construction in a total of 50 cities by the end of 1998 and its plans to offer switched and enhanced services in all of its markets by the end of 1997, are only predictions; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the Company's ability to successfully market its services to current and new customers, access markets, identify, finance and complete suitable acquisitions, design fiber optic backbone routes, install cable and facilities, including switching electronics, and obtain rights-of-way, building access rights and any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as favorable regulatory, legislative and judicial developments.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Brooks Fiber Properties, Inc.:

     We have audited the accompanying consolidated balance sheets of Brooks Fiber Properties, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brooks Fiber Properties, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                          KPMG Peat Marwick LLP
St. Louis, Missouri
February 12, 1997, except
for Note 14, which is as
of February 25, 1997

                         BROOKS FIBER PROPERTIES, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                DECEMBER 31,    DECEMBER 31,
                                                                    1996            1995
                                                                ------------    ------------
ASSETS
Current assets:
  Cash and cash equivalents.................................    $261,880,000    $ 59,913,000
  Marketable securities, at cost, market value of
     $182,190,000...........................................    182,304,000               --
                                                                ------------    ------------
                                                                444,184,000       59,913,000
  Accounts receivable, net..................................     13,989,000        2,003,000
  Other current assets......................................     11,989,000        1,183,000
                                                                ------------    ------------
     Total current assets...................................    470,162,000       63,099,000
Networks and equipment, at cost.............................    306,455,000       53,172,000
  Less accumulated depreciation and amortization............     16,114,000        3,130,000
                                                                ------------    ------------
  Networks and equipment, net...............................    290,341,000       50,042,000
Investment in minority-owned venture........................     20,000,000               --
Other assets, net...........................................     99,078,000       33,469,000
                                                                ------------    ------------
                                                                $879,581,000    $146,610,000
                                                                ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $ 6,511,000     $  4,397,000
  Accrued liabilities.......................................     17,915,000          789,000
  Other current liabilities.................................     10,511,000               --
                                                                ------------    ------------
     Total current liabilities..............................     34,937,000        5,186,000
                                                                ------------    ------------
Long-term debt, net of current portion......................    552,810,000       43,977,000
Minority Interests..........................................             --        3,992,000
Common stock, subject to redemption, $.01 par value,
  2,016,000 and 0 shares issued and outstanding.............     25,200,000               --
Shareholders' equity:
  Preferred stock, 1,040,012 shares authorized:
     Convertible preferred stock, Series A-1, $.01 par
       value;
       0 and 396,000 shares issued and outstanding..........             --       39,600,000
     Convertible preferred stock, Series A-2, $.01 par
       value;
       0 and 419,705 shares issued and outstanding..........             --       65,596,000
     Convertible preferred stock, Series B-1, $.01 par
       value;
       0 and 12,000 shares issued and outstanding...........             --        1,200,000
     Convertible preferred stock, Series B-2, $.01 par
       value;
       0 and 4,545 shares issued and outstanding............             --          711,000
  Common stock, $.01 par value, 50,000,000 shares
     authorized, 29,066,139 and 1,162,800 shares issued and
     outstanding............................................        291,000           12,000
  Additional paid-in capital................................    323,850,000               --
  Accumulated deficit.......................................    (57,507,000)     (13,664,000)
                                                                ------------    ------------
     Total shareholders' equity.............................    266,634,000       93,455,000
                                                                ------------    ------------
                                                                $879,581,000    $146,610,000
                                                                ============    ============


          See accompanying notes to consolidated financial statements.

                         BROOKS FIBER PROPERTIES, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994

                                                       1996              1995             1994
                                                       ----              ----             ----
Revenues........................................   $ 45,574,000      $ 14,160,000      $ 2,809,000
Expenses:
  Service costs.................................     21,468,000         7,177,000        1,557,000
  Selling, general and administrative
     expenses...................................     38,596,000        11,405,000        3,966,000
  Depreciation and amortization.................     16,296,000         4,118,000          663,000
                                                   ------------      ------------      -----------
                                                     76,360,000        22,700,000        6,186,000
                                                   ------------      ------------      -----------
  Loss from operations..........................    (30,786,000)       (8,540,000)      (3,377,000)
Other income (expense):
  Interest income...............................     16,539,000         1,608,000           95,000
  Interest expense..............................    (31,186,000)       (3,704,000)        (693,000)
                                                   ------------      ------------      -----------
  Loss before minority interest.................    (45,433,000)      (10,636,000)      (3,975,000)
Minority interests in share of loss.............      1,590,000         1,085,000           78,000
                                                   ------------      ------------      -----------
  Net loss......................................   $(43,843,000)     $ (9,551,000)     $(3,897,000)
                                                   ============      ============      ===========
  Net loss per share............................   $      (1.71)     $      (0.49)
                                                   ============      ============
  Weighted average number of shares
     outstanding................................     25,627,328        19,523,584
                                                   ============      ============


          See accompanying notes to consolidated financial statements.

                         BROOKS FIBER PROPERTIES, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                               CONVERTIBLE PREFERRED STOCK                     CONVERTIBLE PREFERRED STOCK
                                    -------------------------------------------------   ------------------------------------------
                                          SERIES A-1                SERIES A-2               SERIES B-1             SERIES B-2
                                    -----------------------   -----------------------   ---------------------   ------------------
                                     SHARES       AMOUNT       SHARES       AMOUNT      SHARES      AMOUNT      SHARES    AMOUNT
                                     ------       ------       ------       ------      ------      ------      ------    ------
Balance, January 1, 1994...........  396,000   $ 39,600,000         --             --    12,000   $ 1,200,000      --           --
Subscriptions receivable, payments
 and reclassifications.............       --             --         --             --        --            --      --           --
Net loss...........................       --             --         --             --        --            --      --           --
                                    --------   ------------   --------   ------------   -------   -----------   ------   ---------
Balance, December 31, 1994.........  396,000     39,600,000         --             --    12,000     1,200,000      --           --
Issuance of Series A-2 preferred
 stock.............................       --             --    419,705   $ 65,596,000        --            --      --           --
Issuance of Series B-2 preferred
 stock.............................       --             --         --             --        --            --   4,545    $ 711,000
Net loss...........................       --             --         --             --        --            --      --           --
                                    --------   ------------   --------   ------------   -------   -----------   ------   ---------
Balance, December 31, 1995.........  396,000     39,600,000    419,705     65,596,000    12,000     1,200,000   4,545      711,000
Merger with BTC:
 -- issuance of common stock.......       --             --         --             --        --            --      --           --
 -- conversion of preferred stock
    to common stock................   (6,350)      (635,000)    (6,061)    (1,000,000)       --            --      --           --
Issuance of Series A-2 preferred
 stock.............................       --             --      6,060        997,000        --            --      --           --
Warrants exercised.................    9,940        109,000         --             --        --            --      --           --
Initial public offering:
 -- issuance of common stock.......       --             --         --             --        --            --      --           --
 -- common stock, subject to
    redemption, exchanged for
    common stock...................       --             --         --             --        --            --      --           --
 -- conversion of preferred stock
    to common stock................ (399,590)   (39,074,000)  (419,704)   (65,593,000)  (12,000)   (1,200,000)  (4,545)   (711,000)
Options exercised..................       --             --         --             --        --            --      --           --
Warrants exercised.................       --             --         --             --        --            --      --           --
Conversion of minority interest in
 Subsidiaries to common stock......       --             --         --             --        --            --      --           --
Net loss...........................       --             --         --             --        --            --      --           --
                                    --------   ------------   --------   ------------   -------   -----------   ------   ---------
Balance, December 31, 1996.........       --   $         --         --   $         --        --   $        --      --    $      --
                                    ========   ============   ========   ============   =======   ===========   ======   =========


                                         COMMON STOCK         ADDITIONAL                                       TOTAL
                                     ---------------------     PAID-IN      SUBSCRIPTIONS   ACCUMULATED    SHAREHOLDERS'
                                       SHARES      AMOUNT      CAPITAL       RECEIVABLE       DEFICIT         EQUITY
                                       ------      ------     ----------    -------------   -----------    -------------

Balance, January 1, 1994...........   1,162,800   $ 12,000   $         --   $(35,750,000)   $  (216,000)   $  4,846,000
Subscriptions receivable, payments
 and reclassifications.............          --         --             --     35,750,000             --      35,750,000
Net loss...........................          --         --             --             --     (3,897,000)     (3,897,000)

                                     ----------   --------   ------------   -------------   ------------   ------------
Balance, December 31, 1994.........   1,162,800     12,000             --             --     (4,113,000)     36,699,000
Issuance of Series A-2 preferred
 stock.............................          --         --             --             --             --      65,596,000
Issuance of Series B-2 preferred
 stock.............................          --         --             --             --             --         711,000
Net loss...........................          --         --             --             --     (9,551,000)     (9,551,000)

                                     ----------   --------   ------------   -------------   ------------   ------------
Balance, December 31, 1995.........   1,162,800     12,000             --             --    (13,664,000)     93,455,000
Merger with BTC:
 -- issuance of common stock.......     756,340      8,000      9,447,000             --             --       9,455,000
 -- conversion of preferred stock
    to common stock................     248,220      2,000      1,633,000             --             --              --
Issuance of Series A-2 preferred
 stock.............................          --         --             --             --             --         997,000
Warrants exercised.................          --         --             --             --             --         109,000
Initial public offering:
 -- issuance of common stock.......   7,385,331     74,000    185,149,000             --             --     185,223,000
 -- common stock, subject to
    redemption, exchanged for
    common stock...................     224,000      2,000      2,798,000             --             --       2,800,000
 -- conversion of preferred stock
    to common stock................  16,527,920    165,000    106,413,000             --             --              --
Options exercised..................      70,474      1,000        356,000             --             --         357,000
Warrants exercised.................   1,489,185     15,000      7,681,000             --             --       7,696,000
Conversion of minority interest in
 Subsidiaries to common stock......   1,201,869     12,000     10,373,000             --             --      10,385,000
Net loss...........................          --         --             --             --    (43,843,000)    (43,843,000)

                                     ----------   --------   ------------   -------------   ------------   ------------
Balance, December 31, 1996.........  29,066,139   $291,000   $323,850,000   $         --    $(57,507,000)  $266,634,000
                                     ==========   ========   ============   =============   ============   ============

          See accompanying notes to consolidated financial statements.

                                       16-17

                         BROOKS FIBER PROPERTIES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                      1996             1995            1994
                                                      ----             ----            ----
Cash flows from operating activities:
  Net loss....................................    $ (43,843,000)   $ (9,551,000)   $ (3,897,000)
  Adjustments to reconcile net loss to net
     cash provided by (used in) operating
     activities:
     Depreciation and amortization............       16,296,000       4,118,000         663,000
     Non-cash interest expense................       29,787,000       3,814,000         135,000
     Minority interests.......................       (1,590,000)     (1,085,000)        (78,000)
     Changes in assets and liabilities, net of
       effects from acquisitions:
       Accounts receivable....................       (7,931,000)       (593,000)       (576,000)
       Accounts payable and accrued
          expenses............................         (384,000)        623,000       3,955,000
       Other, net.............................       (9,587,000)        114,000        (133,000)
                                                  -------------    ------------    ------------
            Net cash provided by (used in)
               operating activities...........      (17,252,000)     (2,560,000)         69,000
                                                  -------------    ------------    ------------
Cash flows from investing activities:
  Purchase of networks and equipment..........     (217,230,000)    (27,577,000)     (6,693,000)
  Purchase of marketable securities...........     (358,598,000)             --              --
  Maturity of marketable securities...........      176,294,000              --              --
  Increase in other assets....................      (11,831,000)     (2,026,000)       (769,000)
  Payment for acquisitions, net of cash
     acquired.................................       (4,290,000)    (13,941,000)    (35,669,000)
  Investment in minority-owned venture........      (20,000,000)             --              --
                                                  -------------    ------------    ------------
            Net cash used in investing
               activities.....................     (435,655,000)    (43,544,000)    (43,131,000)
                                                  -------------    ------------    ------------
Cash flows from financing activities:
  Issuances of common stock...................      193,260,000              --              --
  Issuance of preferred stock and
     subscriptions receivable payments, net...        1,106,000      84,107,000      21,781,000
  Proceeds from minority investments..........        7,991,000       4,088,000       1,067,000
  Proceeds from long-term debt................      477,772,000      10,760,000      29,268,000
  Long-term debt issuance cost................      (19,197,000)             --              --
  Repayment of long-term debt and capital
     leases...................................       (5,797,000)             --              --
  Other financing activities..................         (261,000)     (1,733,000)     (1,337,000)
                                                  -------------    ------------    ------------
            Net cash provided by financing
               activities.....................      654,874,000      97,222,000      50,779,000
                                                  -------------    ------------    ------------
Net increase in cash..........................      201,967,000      51,118,000       7,717,000
Cash, beginning of period.....................       59,913,000       8,795,000       1,078,000
                                                  -------------    ------------    ------------
Cash, end of period...........................    $ 261,880,000    $ 59,913,000    $  8,795,000
                                                  =============    ============    ============
Supplemental disclosure of cash flow
  information:
  Cash paid during the year for interest......    $   1,399,000    $    132,000    $    408,000
                                                  =============    ============    ============

          See accompanying notes to consolidated financial statements.

                             SUPPLEMENTAL SCHEDULE
                             OF NON-CASH FINANCING
                            AND INVESTING ACTIVITIES

     Significant non-cash investing and financing activities are as follows:

                                                            1996           1995          1994
                                                            ----           ----          ----
Cash paid for acquisitions:
  Fair value of tangible assets acquired, net of
     cash acquired..................................    $ 41,614,000     5,958,000    15,037,000
  Fair value of intangible assets acquired..........      36,159,000     8,323,000    20,757,000
  Liabilities assumed...............................     (36,028,000)     (340,000)     (125,000)
  Common stock issued...............................     (37,455,000)           --            --
                                                        ------------    ----------    ----------
     Cash paid for acquisitions, net of cash
       acquired.....................................    $  4,290,000    13,941,000    35,669,000
                                                        ============    ==========    ==========
Capitalized non-cash interest on network
  construction projects.............................    $  1,994,000            --            --
                                                        ============    ==========    ==========

          See accompanying notes to consolidated financial statements.

                         BROOKS FIBER PROPERTIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

     The consolidated financial statements include the accounts of Brooks Fiber Properties, Inc. (BFP) and its wholly-owned subsidiaries (the Company). The Company, through its subsidiaries, is a leading provider of competitive local telecommunications services in selected cities within the United States. The Company competes with local exchange carriers by providing high quality, integrated local telecommunications services over fiber optic digital networks to meet the voice, data and video transmission needs of its customers. The Company's customers are principally inter-exchange carriers (IXCs), internet service providers (ISPs), wireless carriers, telecommunications-intensive business, government and institutional end users, and residential customers. The Company offers these customers technologically advanced local telecommunications services as well as superior customer service, flexible pricing and route diversity.

     The Company was founded on November 10, 1993, by Brooks Telecommunications Corporation (BTC) and a group of venture capital investors who, along with BTC and management of the Company, provided initial equity capital of $40.8 million. As the Company's founding shareholder, BTC received 1,162,800 founder's shares of the Company's common stock and founder's warrants to purchase an additional 81,600 shares of the Company's preferred stock (convertible into 1,632,000 shares of common stock).

     Pursuant to an Agreement and Plan of Merger between BTC and the Company, BTC was merged into the Company on January 2, 1996, and the securities of the Company held by BTC were canceled. Following the merger, the former holders of BTC's common stock, preferred stock, convertible notes, and options and warrants received shares of the Company's common stock, options and warrants.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION:

     The consolidated financial statements include the accounts of all wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     CASH AND CASH EQUIVALENTS:

     The Company considers cash equivalents as all highly liquid securities purchased with a maturity of three months or less.

     MARKETABLE SECURITIES:

     Marketable securities consist of treasury bills and notes, commercial paper, and repurchase agreements with maturities beyond three months but less than twelve months.

     FINANCIAL INSTRUMENTS:

     Financial instruments which potentially subject the Company to concentration of credit risk consist principally of marketable securities and accounts receivable. Concentrations of credit risk of marketable securities are limited as the Company invests in short-term, investment grade securities.

     CONCENTRATION OF CREDIT RISK:

     For purposes of segment reporting, management believes the Company operates in the telecommunications industry. Concentrations of credit risk with respect to accounts receivable are limited due to the dispersion of the Company's customer base among different industries and geographic areas and remedies provided by terms of contracts and statutes. One long distance carrier customer accounted for 13% and 24% of total revenues for the years ended December 31, 1996 and 1995, respectively.

                         BROOKS FIBER PROPERTIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     NETWORKS AND EQUIPMENT:

     Networks and equipment are stated at cost. Costs of construction are capitalized, including interest costs related to the installation and expansion of the Company's networks. Leasehold improvements are amortized using the straight-line method over their useful life or lease term, whichever is shorter. Generally, provisions for depreciation are provided using the straight-line method over the estimated useful lives beginning in the year an asset is put into service as follows:

                                                                YEARS
                                                                -----
Telecommunications networks.................................    8-25
Electronics and related equipment...........................     8
Office equipment and furniture..............................    5-7
Leasehold improvements and other equipment..................    5-10
Buildings...................................................     40


     OTHER ASSETS:

     Goodwill is being amortized using the straight-line method over 25 years from the dates of acquisition. The Company reviews the carrying amount of goodwill periodically to determine whether any impairment has occurred in the value of such assets. The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of SFAS No. 121 did not have a material impact on the Company's financial position, results of operations or liquidity.

     Direct incremental costs incurred in the organization and development of new networks, including the costs associated with negotiating rights-of-way, obtaining legal/regulatory authorizations, and developing network design, are deferred and amortized over five years. Pre-operating costs representing substantially all direct incremental non-development costs incurred during the pre-operating phase of a newly constructed network are amortized over five-year periods commencing with the start of operations.

     Costs of the Company's interest rate cap arrangements purchased under the terms of debt facilities are deferred and amortized over the contractual period of the underlying interest rate cap arrangements.

     Costs incurred in connection with securing the Company's debt facilities, including commitment, legal and other such costs, are deferred and amortized over the term of the financing.

     REVENUE RECOGNITION:

     The Company recognizes revenue on local telecommunications services in the month such services are provided. Revenues and associated costs of facilities management services are recognized as services are provided.

     INCOME TAXES:

     The Company accounts for income taxes in accordance with the asset/liability method. Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

     STOCK OPTION PLAN:

     On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits

                         BROOKS FIBER PROPERTIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and later years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

     LOSS PER SHARE:

     Loss per share has been computed using the number of shares of common stock and common stock equivalents outstanding. The weighted average number of shares used in computing loss per share was 25,627,328 and 19,523,584 for the years ended December 31, 1996 and 1995, respectively. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, shares issued and stock options and warrants granted at prices below the initial public offering price of the Company's common stock on May 2, 1996, of $27.00 per share during the twelve-month period preceding the date of the Company's initial filing of the Registration Statement for such offering have been included in the calculation of common stock equivalent shares using the treasury stock method as if they were outstanding for all of 1995 and for the entire six-month period ended June 30, 1996. Subsequent to this period, the weighted average number of shares was based on common stock outstanding and does not include common stock equivalents as their inclusion would be anti-dilutive.

     USE OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. FINANCIAL INSTRUMENTS

     CASH AND CASH EQUIVALENTS:

     Cash and cash equivalents consist of cash on hand and all highly liquid securities with insignificant interest rate risk and original maturities of three months or less at the date of acquisition. Accordingly, the carrying value is a reasonable estimate of fair value.

     MARKETABLE SECURITIES:

     Marketable securities, as defined in Note 2, are stated at cost, adjusted for discount accretion and premium amortization. The securities in the Company's portfolio are classified as held to maturity as management has the intent and ability to hold those securities to maturity. The carrying value and fair value of marketable securities at December 31, 1996, are as follows:

                                                CARRYING VALUE    FAIR VALUE
                                                --------------    ----------
U. S. Treasury securities.....................   $ 56,737,000    $ 56,703,000
Corporate debt securities.....................    125,567,000     125,487,000
                                                 ------------    ------------
Total marketable securities...................   $182,304,000    $182,190,000
                                                 ============    ============

                          BROOKS FIBER PROPERTIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The Company had unrealized gains of $4,000 and unrealized losses of $118,000 related to the above marketable securities held at December 31, 1996.

     ACCOUNTS RECEIVABLE:

     Accounts receivable are reflected net of an allowance for doubtful accounts of $740,000 and $76,000 at December 31, 1996 and 1995, respectively. The net carrying value of accounts receivable approximates fair value due to the terms of the underlying receivables.

     INVESTMENT IN MINORITY-OWNED VENTURE:

     The investment in minority-owned venture represents an investment in convertible preferred stock of Verio, Inc., formerly known as World-Net Access, Inc. (Verio). Verio is a development stage company, and the underlying securities are not readily marketable. The investment is carried at cost, and management believes there is no impairment of the underlying value of the securities.

     LONG-TERM DEBT:

     As of December 31, 1996, the fair value of long-term debt approximated carrying value.

     In conjunction with certain of the long-term debt agreements, the Company purchased interest rate cap arrangements under which, if the 90-day commercial paper rate rises above 7.5%, the Company will receive payments to offset the higher interest rates on long-term debt. These payments, if any, will be recorded as reductions of interest expense. As of December 31, 1996, the Company had notional amounts of interest rate caps totaling $4,752,000 and $30,551,000 related to contract periods from October 1996 through October 2001, and January 1997 through January 2002, respectively. Notional amounts decrease during the contract period. As of December 31, 1996, the carrying value, net of amortization, and fair value of the interest rate cap arrangements approximated $1,498,000 and $469,000, respectively.

4. NETWORKS AND EQUIPMENT

     Networks and equipment consist of the following:

                                                       1996          1995
                                                       ----          ----
Telecommunications networks......................  $170,687,000   $30,158,000
Electronics and related equipment................    85,050,000    20,174,000
Office equipment and furniture...................    22,625,000     2,435,000
Leasehold improvements and other equipment.......    14,456,000       405,000
Land and buildings...............................    13,637,000            --
                                                   ------------   -----------
                                                    306,455,000    53,172,000
Less accumulated depreciation....................    16,114,000     3,130,000
                                                   ------------   -----------
                                                   $290,341,000   $50,042,000
                                                   ============   ===========

     As of December 31, 1996 and 1995, networks and equipment include $21,875,000 and $4,469,000, respectively, of networks in progress that were not in service and, accordingly, have not been depreciated.

                         BROOKS FIBER PROPERTIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. OTHER ASSETS, NET

     Other assets consist of the following:

                                                         1996           1995
                                                         ----           ----
Goodwill.........................................    $ 65,648,000    $29,129,000
Debt issuance costs..............................      20,437,000      1,559,000
Organization, development and pre-operating
  costs..........................................      13,756,000      2,341,000
Interest rate cap arrangements...................       1,511,000      1,511,000
Rights-of-way and other..........................       3,604,000        581,000
                                                     ------------    -----------
                                                      104,956,000     35,121,000
Less accumulated amortization....................       5,878,000      1,652,000
                                                     ------------    -----------
                                                     $ 99,078,000    $33,469,000
                                                     ============    ===========

     Amortization charged to expense for the years ended December 31, 1996 and 1995 was $4,226,000 and $1,356,000, respectively.

6. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                            DECEMBER 31,
                                                     ---------------------------
                                                         1996           1995
                                                         ----           ----
10 7/8% Senior discount notes, due March 1,
  2006...........................................    $273,379,000    $        --
11 7/8% Senior discount notes, due November 1,
  2006...........................................     229,109,000             --
Credit Facility at a variable rate (approximately
  9.46% at December 31, 1996)....................      50,000,000     43,877,000
Other long-term debt.............................         756,000        100,000
                                                     ------------    -----------
                                                      553,244,000     43,977,000
Less: Current portion............................         434,000             --
                                                     ------------    -----------
                                                     $552,810,000    $43,977,000
                                                     ============    ===========

     THE SENIOR DISCOUNT NOTES:

     On February 26, 1996, the Company issued $425 million aggregate principal amount of 10 7/8% Senior Discount Notes due March 1, 2006 (the 10 7/8% Senior Discount Notes), and on November 7, 1996, issued $400 million aggregate principal amount of 11 7/8% Senior Discount Notes due November 1, 2006 (the
11 7/8% Senior Discount Notes), from which the Company received gross proceeds of $250 million and $225 million, respectively. The 10 7/8% Senior Discount Notes and 11 7/8% Senior Discount Notes (the Senior Discount Notes) will not require the payment of interest until March 1, 2001, and November 1, 2001, respectively; however, the Company may elect to commence the payment of interest at any time prior to that date. Thereafter, interest will be payable semi-annually until maturity.

     On or after March 1, 2001, and November 1, 2001, the Senior Discount Notes will be redeemable at the option of the Company, in whole or in part from time to time, at the following prices (expressed in percentages of the principal amount

                         BROOKS FIBER PROPERTIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

at the stated maturity), if redeemed during the 12 months beginning March 1 and November 1, respectively, of the years indicated below, in each case together with interest accrued to the redemption date.

                                               10 7/8% SENIOR    11 7/8% SENIOR
                                               DISCOUNT NOTES    DISCOUNT NOTES
                                               --------------    --------------
2001.......................................       104.50%           105.94%
2002.......................................       103.00%           103.96%
2003.......................................       101.50%           101.98%
2004 and thereafter........................       100.00%           100.00%


     In addition, under certain conditions related to a change in control of the Company, the Company may be required to repurchase all or any part of the Senior Discount Notes as stipulated in the note agreements. The Senior Discount Notes are senior unsecured obligations of the Company and are subordinated to all current and future indebtedness of the Company's subsidiaries, including trade accounts payable.

     CREDIT FACILITY:

     The Company's Amended and Restated Loan and Security Agreement dated as of October 1, 1996 (Credit Facility) with AT&T Credit Corporation (AT&T Credit) provides financing for the acquisition and construction of telecommunications networks, the purchase of equipment related to the construction and operation of the networks, and working capital. As of December 31, 1996, outstanding indebtedness under the Credit Facility is $50.0 million. Amounts borrowed bear interest at the 90-day commercial paper rate plus 4.0% per annum, payable quarterly. Terms of the Credit Facility further provide for interest-only payments through December 31, 1997, and a six-year principal and interest payout period thereafter. Borrowings are secured by the assets and stock of certain of the Company's subsidiaries.

     OTHER:

     Other long-term debt includes $100,000 related to a $10 million credit facility with a commercial bank (Bank Credit Facility) and $656,000 related to certain capitalized leases. Terms of the Bank Credit Facility provide for a wholly-owned subsidiary of the Company to borrow amounts up to $10 million from time to time prior to June 30, 1997. Terms of the Bank Credit Facility further provide for interest-only payments through August 31, 1997, a 4.5 year principal and interest payout and final maturity of all loans no later than June 30, 2002.

     The aforementioned credit agreements contain certain restrictive and financial covenants, including limitations on the ability of the Company and its subsidiaries to declare and pay dividends, incur additional indebtedness, dispose of assets, issue additional capital stock, make loans and advances, and the maintenance of certain financial ratios and minimum annualized operating cash flow. At December 31, 1996, the Company was in compliance with the terms of these covenants.

     Maturities of long-term debt at December 31, 1996, are as follows:

1998........................................................    $  2,680,000
1999........................................................       5,072,000
2000........................................................       7,528,000
2001........................................................      10,028,000
Thereafter..................................................     527,502,000
                                                                ------------
                                                                $552,810,000
                                                                ============

                         BROOKS FIBER PROPERTIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7. ACQUISITIONS AND JOINT VENTURES

     Pursuant to an Agreement and Plan of Merger between BTC and the Company, BTC was merged into the Company on January 2, 1996, and the securities of the Company held by BTC were canceled. Following the merger, the former holders of BTC's common stock, preferred stock, convertible notes, options and warrants received shares of the Company's common stock, options and warrants. After the consideration of the shares of the Company held by BTC at the time of acquisition, the Company issued 756,340 shares of common stock valued at $12.50 per share and certain options and warrants. Intangible assets of approximately $6.4 million were recorded as a result of this acquisition.

     On January 31, 1996, the Company acquired City Signal, Inc., a provider of competitive access and local exchange services in Michigan and Ohio, and certain related assets. In connection with the acquisition, the Company issued approximately 2.2 million shares of common stock and assumed certain specified liabilities. Intangible assets of approximately $13.1 million were recorded as a result of this acquisition. In addition, the Company granted the seller the option to require the Company to repurchase any or all of such shares at a price of $12.50 per share on or before February 1, 1998. In conjunction with the Company's initial public offering, the holder of such shares sold 10% of such shares. Accordingly, approximately 2.0 million shares remain subject to redemption.

     On March 15, 1995, the Company acquired 100% of the assets of PSC of Oklahoma (PSO), a 105-mile competitive access network in Tulsa, Oklahoma.

     Effective July 1, 1996, the Company acquired 100% of the stock of ALD Communications, Inc. (ALD), a switchless reseller of long distance services, and Tenant Network Services, Inc. (TNS), a wholly-owned subsidiary of ALD which acts as a shared tenant service provider of telecommunications services, both of which provide their services primarily to customers in the San Francisco, California area. Also, effective September 1, 1996, the Company acquired 100% of the stock of Bittel Telecommunications Corporation (Bittel), a switch-based reseller of long distance services primarily to customers in the San Francisco and Los Angeles, California areas. In connection with the aforementioned acquisitions, the Company has an obligation totaling $10 million due during January, 1997, which is included in other current liabilities at December 31, 1996.

     The above acquisitions were accounted for using the purchase method of accounting and, accordingly, the results of operations of the acquired companies have been included in the Company's consolidated financial statements since the effective dates of acquisition. The following unaudited condensed pro forma information presents the results of operations of the Company for the years ended December 31, 1996 and 1995 as if the above transactions had occurred on January 1, 1995:

                                                      1996           1995
                                                      ----           ----
Revenue.........................................  $ 54,515,000   $ 34,844,000
Loss before minority interest...................  $(46,410,000)  $(20,125,000)

     The unaudited pro forma information is provided for informational purposes only and is not necessarily indicative of the results of operations that would have occurred had the purchases been made on January 1, 1995, or of the future anticipated results of operations of the combined companies.

     In June 1996, the Company formed a strategic alliance with Verio, Inc., formerly known as World-Net Access, Inc. (Verio), and to date has made a $20 million convertible preferred stock investment for a 25.5% fully-diluted interest in Verio. The investment in Verio is classified as Investment in Minority-Owned Venture on the Company's consolidated balance sheet. Verio is a privately-held consolidator of ISPs.

     On October 24, 1996, the Company and MaineCom Services, Inc. (MaineCom), a subsidiary of Central Maine Power Company, entered into a letter of intent to form a joint venture company, to be owned 60% by the Company and 40% by MaineCom, for the purposes of constructing, owning, operating and developing networks initially in Portland, Maine and Nashua and Manchester, New Hampshire and other markets in Maine and New Hampshire as may be agreed upon by the Company and MaineCom in the future.

                         BROOKS FIBER PROPERTIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8. STOCKHOLDERS' EQUITY

     COMMON STOCK:

     Effective January 2, 1996, the Company's Board of Directors authorized a 20-for-1 split for each share of common stock and adjusted all outstanding common stock options and warrants accordingly. All share data presented within the consolidated financial statements have been revised to reflect the 20-for-1 stock split.

     On May 2, 1996, the Company completed its initial public offering of 7,385,331 shares of common stock at a price of $27.00 per share. Gross proceeds from this offering totaled approximately $199.4 million, and proceeds net of underwriting discounts, advisory fees and expenses totaled approximately $185.2 million.

     The Company's authorized common stock consists of 50,000,000 shares, of which 49,669,100 shares are designated as voting common stock and 330,900 shares are designated as non-voting stock. No shares of non-voting common stock are outstanding. A total of 14,358,155 authorized shares of common stock, which have not been reserved for issuance upon exercise of warrants and options and under employee stock plans are available for issuance from time to time and under such circumstances as may be determined by the Board of Directors.

     In connection with the Agreement and Plan of Merger between the Company and BTC on January 2, 1996, the Company issued options and warrants to certain of the shareholders and employees of BTC for the purchase of 1,134,840 shares of the Company's common stock at prices of $11.35 to $31.04 per share.

     In June 1996, the Company and MCImetro Access Transmission Services, Inc. (MCImetro) entered into an agreement pursuant to which MCImetro acquired a 15% interest in the Company's Sacramento, California network for $4.5 million, and invested an additional $3.5 million in the Company's majority-owned San Jose, California joint venture company, formed in September 1995 between the Company and MCImetro to operate and expand the Company's existing networks in San Jose and its environs. In accordance with the provisions of the agreements between the Company and MCImetro, on October 10, 1996, MCImetro exchanged the agreed value of these investments and its September 1995 investment in the San Jose joint venture company for 958,720 shares of the Company's common stock.

     On November 12, 1996, AT&T Credit exchanged the agreed value of its minority investments in certain subsidiaries of the Company made in connection with borrowings under the Credit Facility for an aggregate of 234,260 shares of the Company's common stock.

     Stock warrant activity for the years ended December 31, 1996 and 1995 is as follows:

                                                    NUMBER     PRICE PER SHARE
                                                    ------     ---------------
Balance, January 1, 1995........................   1,632,000           $11.00
  Granted.......................................     192,340            $8.25
                                                  ----------
Balance, December 31, 1995......................   1,824,340     $8.25-$11.00
  Issued........................................     814,520    $11.35-$31.04
  Exercised.....................................  (2,228,940)    $8.25-$22.17
  Canceled......................................         (60)           $8.25
                                                  ----------
Balance, December 31, 1996......................     409,860    $11.35-$31.04
                                                  ==========    =============

     PREFERRED STOCK:

     The Company's authorized preferred stock consists of 1,040,012 shares, of which 50,000 shares are designated Series C Junior Participating Preferred Stock and reserved for issuance in connection with the Rights described below. The remainder of the preferred stock has the status of authorized and unissued shares of preferred stock subject to issuance from time to time as a new series of preferred stock created by resolution of the Board of Directors. At December 31, 1996, there was no preferred stock outstanding.

                         BROOKS FIBER PROPERTIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     STOCKHOLDER RIGHTS PLAN:

     In February 1996, the Company adopted a Shareholders Protection Rights Plan (Rights Plan) and distributed a dividend of one Preferred Stock Purchase Right (Right) (collectively the Rights). The Rights expire on February 28, 2006. The Rights generally will be exercisable and transferable apart from the common stock only after the tenth day following public disclosure that a person or group has acquired beneficial ownership of 20% or more of the voting power of the Company's stock or the tenth business day after the date on which a person commences a tender or exchange offer upon consummation of which such person or group would beneficially own 20% or more of the voting power of the Company's stock of the Company. Thereafter, each holder of a Right will be entitled to purchase shares of common stock of the Company having a value equal to twice the Right's exercise price.

     In addition, if, after any person or group has become a 20%-or-more stockholder, the Company is involved in a merger or other business combination transaction with another person or group in which its common stock is changed or converted, or sells 50% or more of its assets or earning power to another person or group, each Right will entitle its holder to purchase shares of common stock of such other person or group having a value of twice the Right's exercise price.

     At any time prior to the time the Rights become exercisable, the Company is generally entitled to redeem the Rights at $.001 per Right.

9. EMPLOYEE BENEFIT PLANS

     STOCK OPTION PLAN:

     The Company's 1993 Stock Option Plan (the Plan) authorizes the granting of options and stock appreciation rights covering up to 3,400,000 shares of common stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant and generally vest over a period of three years from the date of grant.

     Stock option activity for the Plan for the years ended December 31, 1996, and 1995 is as follows:

                                                                     PRICE PER
                                                       NUMBER          SHARE
                                                       ------        ---------
Balance, January 1, 1994..........................      580,000           $ 4.00
  Granted.........................................      460,000           $ 4.00
  Canceled........................................     (120,000)          $ 4.00
                                                      ---------
Balance, January 1, 1995..........................      920,000           $ 4.00
  Granted.........................................      875,000    $ 4.00-$ 6.60
  Canceled........................................     (143,340)   $ 4.00-$ 6.60
                                                      ---------
Balance, December 31, 1995........................    1,651,660    $ 4.00-$ 6.60
  Granted.........................................    1,313,000    $12.50-$33.75
  Exercised.......................................      (70,474)   $ 4.00-$ 6.60
  Canceled........................................     (144,000)   $ 6.00-$12.50
                                                      ---------
Balance, December 31, 1996........................    2,750,186    $ 4.00-$33.75
                                                      =========

                         BROOKS FIBER PROPERTIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net loss and net loss per share would have been the pro forma amounts indicated below:

                                                         1996           1995
                                                         ----           ----
Net loss -- as reported..........................    $(43,843,000)   $(9,551,000)
Net loss -- pro forma............................     (46,825,000)    (9,847,000)
Net loss per share -- as reported................           (1.71)         (0.49)
Net loss per share -- pro forma..................           (1.83)         (0.50)


     Pro forma net loss reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of three years and compensation cost for options granted prior to January 1, 1995 is not considered.

     The fair value of each options grant for both 1996 and 1995 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants: expected volatility of 37.2%, risk-free interest rate of 6.1%, expected life of 5 years; and an expected dividend yield of 0.0%.

     The pro forma information is provided for informational purposes only and is not necessarily indicative of the results of operations that would have occurred or of the future anticipated results of operations of the Company.

     EMPLOYEE STOCK PURCHASE PLAN:

     In February 1996, the Company established an Employee Stock Purchase Plan (the ESPP) to provide employees of the Company with an opportunity to purchase common stock through payroll deductions. Under the ESPP, up to 500,000 shares of common stock have been reserved for issuance, subject to certain antidilution adjustments. The ESPP became effective at the time of the Company's initial public offering of common stock in May 1996. The first offering period under the ESPP is from May 1996 through April 30, 1997. The Board of Directors will have authority to authorize up to four annual offering periods thereafter. The ESPP terminates on April 30, 2001. Initially, the amount of authorized payroll deductions will be not less than 1% nor more than 10% of an employee's cash compensation during an offering period, but not more than $25,000 per year.

     401(K) PLAN:

     The Company has a 401(k) Plan which covers substantially all employees of the Company. Employees of the Company who are 21 years of age or older are eligible to participate in the 401(k) Plan upon completion of twelve months of service, at which time they may voluntarily contribute a percentage of compensation. Participants are eligible to receive Company matching contributions each year in an amount up to 50% of the participant's contribution up to a maximum of 4% of such participant's annual compensation. The Company's matching contributions for 1996 and 1995 were $181,000 and $69,000, respectively.

10. RELATED PARTY TRANSACTIONS

     During November 1993, the Company entered into a management agreement with BTC pursuant to which BTC agreed to provide certain services to the Company. The management agreement commenced upon the Company's first acquisition (January 31, 1994). The management agreement provided for payment by the Company to BTC of a fee equal to $250,000 per year adjusted annually beginning in 1996 and subsequent years for inflation, plus the Company's proportionate share of rent and support services. Furthermore, BTC charged BFP for consulting services and certain expenses incurred, plus the Company's proportionate share of rent and support services. Aggregate expenses related to services provided by BTC during

                         BROOKS FIBER PROPERTIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1995 totaled $1,478,000. Concurrent with the Agreement and Plan of Merger between BTC and the Company on January 2, 1996, the management agreement was canceled.

11. INCOME TAXES

     The Company files its income tax return on a consolidated basis. No provision for income taxes was recorded for 1996, 1995, or for any prior periods. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company has established a valuation allowance for the entire portion of the net deferred income tax asset. The valuation allowance increased by $20.6 million and $4.4 million for 1996 and 1995, respectively.

     The actual income tax expense for the years ended December 31, 1996, 1995 and 1994 differs from the "expected" income tax expense, computed by applying the U. S. Federal corporate tax rate of 35% to income before income taxes as follows:

                                         1996          1995          1994
                                         ----          ----          ----
Computed "expected" income tax
  expense..........................  $(15,345,000)  $(3,343,000)  $(1,364,000)
Non-utilization of net operating
  loss.............................    14,150,000     2,691,000     1,272,000
Amortization of goodwill...........       579,000       258,000        60,000
Minority interest..................       557,000       380,000        27,000
Other, net.........................        59,000        14,000         5,000
                                     ------------   -----------   -----------
                                     $         --   $        --   $        --
                                     ============   ===========   ===========


    As of December 31, 1996 and 1995, temporary differences and carryforwards that give rise to deferred income tax assets and liabilities are as follows:

                                                       1996          1995
                                                       ----          ----
Deferred income tax assets:
  Tax loss carryforwards.........................  $ 35,040,000   $ 6,358,000
  Other..........................................       611,000        52,000
                                                   ------------   -----------
  Gross deferred income tax assets...............    35,651,000     6,410,000
  Less valuation allowance.......................   (26,573,000)   (6,011,000)
                                                   ------------   -----------
  Net deferred income tax asset..................     9,078,000       399,000
Deferred income tax liabilities:
  Tangible and intangible assets.................    (9,078,000)     (399,000)
  Net deferred income tax liabilities............    (9,078,000)     (399,000)
                                                   ------------   -----------
  Net deferred income taxes......................  $         --   $        --


     As of December 31, 1996, net operating loss carryforwards totaling $87.6 million expire in years 2008-2012 if not utilized in future income tax returns.

12. COMMITMENTS AND CONTINGENCIES

     The Company leases office space and other equipment at various locations under operating leases. Rent expense totaled $3,150,000 and $688,000 for 1996 and 1995, respectively. Future minimum rental payments under non-cancelable operating leases at December 31, 1996, were as follows:

1997........................................................  $ 4,328,000
1998........................................................    3,602,000
1999........................................................    3,252,000
2000........................................................    2,637,000
2001........................................................    2,343,000
Thereafter..................................................    9,508,000
                                                              -----------
Total minimum lease payments................................  $25,670,000

     On September 22, 1995, GST Tucson Lightwave, Inc. (Lightwave) was permitted to intervene in litigation originally filed by Brooks Fiber Communications of Tucson, Inc., a wholly-owned subsidiary of the Company (BFC Tucson). On October 2, 1995, Lightwave filed a counterclaim against BFC Tucson, the Company and Tucson Electric Power Company (TEP) charging BFC Tucson, the Company and TEP with violations of antitrust laws, all of which alleged violations stem from an agreement between BFC Tucson and TEP that allowed BFC Tucson exclusive rights, for one year, to utilize certain of TEP's rights of way. The original causes of action have been settled; however, the counterclaim by Lightwave is currently still pending. The counterclaim seeks treble damages, attorneys' fees, costs (all in an unspecified amount) and such other relief as the court deems proper. The Company believes the claims are without merit and intends to defend vigorously against this action. The Company believes that resolution of the matter will not have a material adverse effect on the consolidated financial condition or results of operations of the Company.

13. QUARTERLY SUMMARY OF OPERATIONS (UNAUDITED)

     The following table presents unaudited quarterly operating results for 1995 and 1996. The Company believes that all necessary adjustments have been included in the amounts stated below to present fairly the quarterly results when read in conjunction with the Consolidated Financial Statements and notes thereto. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods.

                                     1995                                  1996
                       ---------------------------------   ------------------------------------
                        1ST      2ND      3RD      4TH      1ST       2ND       3RD       4TH
                        ---      ---      ---      ---      ---       ---       ---       ---
                                                     ($ IN 000S)
Revenue..............   3,023    3,489    3,797    3,851    6,795     8,409    12,943    17,427
Loss from
  operations.........  (1,644)  (1,805)  (2,181)  (2,910)  (5,121)   (7,074)   (7,605)  (10,986)
Other expense, net...    (712)    (825)    (396)    (163)  (2,043)   (3,296)   (2,837)   (6,471)
                       ------   ------   ------   ------   ------   -------   -------   -------
Loss before minority
  interest...........  (2,356)  (2,630)  (2,577)  (3,073)  (7,164)  (10,370)  (10,442)  (17,457)
Minority interest....     142      176      271      496      523       615       451        --
                       ------   ------   ------   ------   ------   -------   -------   -------
Net loss.............  (2,214)  (2,454)  (2,306)  (2,577)  (6,641)   (9,755)   (9,991)  (17,457)
                       ======   ======   ======   ======   ======   =======   =======   =======
Loss per share
  applicable to
  common
  shareholders.......    (.11)    (.13)    (.12)    (.13)    (.35)     (.40)     (.35)     (.58)
                       ======   ======   ======   ======   ======   =======   =======   =======
EBITDA(1)............    (899)    (797)  (1,061)  (1,665)  (2,693)   (3,908)   (3,340)   (4,549)
                       ======   ======   ======   ======   ======   =======   =======   =======

---------------

(1) EBITDA consists of earnings (loss) before interest, income taxes, depreciation, amortization and minority interests. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for the periods. See Consolidated Statement of Cash Flows.

                         BROOKS FIBER PROPERTIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. SUBSEQUENT EVENTS

     On February 4, 1997, the Company completed a secondary offering of 6,723,429 shares of common stock at a price of $25.00 per share. All of the 6,723,429 shares offered were sold by existing shareholders of the Company, and the Company did not receive any proceeds from the sale of these shares. In conjunction with the offering, the underwriters were granted an over-allotment option by the Company to purchase additional shares at $25.00 per share. This option was fully exercised by the underwriters, and an additional 1,008,514 shares were issued by the Company. Gross proceeds to the Company from this offering totaled approximately $25.2 million, and proceeds net of underwriting discounts totaled approximately $24.0 million.

     On February 7, 1997, the Company signed definitive agreements to acquire 100% of the stock of certain companies related to Phoenix Fiberlink, Inc. (Phoenix), a provider of competitive access and internet services in Utah and Nevada. The definitive agreements provide for the purchase price to be paid through the issuance by the Company of an aggregate of 600,000 shares of common stock valued at current market value and cash. The transaction is subject to regulatory approvals.

     On February 25, 1997, the Company and MaineCom Services, Inc. (MaineCom), a subsidiary of Central Maine Power Company, formed a joint venture company, owned 60% by the Company and 40% by MaineCom, for the purposes of constructing, owning, operating and developing networks initially in Portland, Maine, and Nashua and Manchester, New Hampshire, and other markets in Maine and New Hampshire as may be agreed upon by the Company and MaineCom in the future.