Form 10-K/A, Exhibit 13
period 1996-12-31
BROOKS FIBER PROPERTIES INC
filed 1997-03-31
CIK 915509

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

[COLUMN ONE]

OFFICERS AND DIRECTORS

ROBERT A. BROOKS (1)
Chairman

JAMES C. ALLEN (1,4)
Vice Chairman & Chief Executive Officer

D. CRAIG YOUNG (4)
President, Chief Operating Officer
and Director

JOHN C. SHAPLEIGH
Executive Vice President, Regulatory and
Corporate Development

DAVID L. SOLOMON
Executive Vice President & Chief
Financial Officer

JOHN K. BROOKS
Senior Vice President and President --
JB Telecom, Inc.

GREGORY J. CHRISTOFFEL
Senior Vice President & General Counsel

MARILOU CRUM
Senior Vice President, Marketing
and Carrier Sales

JIM A. MOFFIT
Senior Vice President and Managing
Director -- GLA International

MARK W. SENDA
Senior Vice President, Operations

WAYMON R. TIPTON
Senior Vice President, Corporate
Communications and Strategic Development

GERARD J. HOWE
Vice President, Finance, and Senior Vice
President & Chief Financial Officer -- JB
Telecom, Inc.

ROBERT F. BENBOW (3)
Director; Vice President, Burr, Egan,
Deleage & Co.; investment management

WILLIAM J. BRESNAN (1,3,5)
Director; President, Bresnan Communications,
Inc.; cable systems and telephony services

JONATHAN M. NELSON (1,2,4,5)
Director; Co-Chairman, Providence Ventures,
Inc. and Managing Director, Narragansett
Capital, Inc.; investment management

G. JACKSON TANKERSLEY, JR. (1,2,4,5)
Director; President and Chief Executive
Officer; Centennial Holdings, Inc.;
investment management

RONALD H. VANDER POL (3)
Director; telecommunications entrepreneur

CAROL deB. WHITAKER (2,4)
Director; Chairman, Whitko & Company;
investment banking and management consulting

---------------

(1) Member of Executive Committee (2) Member of Compensation Committee
(3) Member of Audit Committee (4) Member of Finance Committee (5) Member of Board Governance Committee

[COLUMN TWO]

CORPORATE INFORMATION

FORM 10-K/INVESTOR CONTACT

A copy of the Company's Annual Report on Form 10-K for 1996 (without exhibits) is available from the Company at no charge. Requests for the Annual Report on Form 10-K and other investor contacts should be directed to David L. Solomon, Chief Financial Officer, at the Company's corporate office.

ANNUAL SHAREHOLDERS' MEETING

The annual meeting of shareholders will be held on Tuesday, April 29, 1997, at 10:00 a.m. CST at The St. Louis Club, 7701 Forsyth Boulevard, St. Louis, Missouri.

COMMON STOCK AND DIVIDEND INFORMATION

Brooks Fiber Properties, Inc. completed its initial public offering of common stock on May 3, 1996. The Company's common stock trades on the Nasdaq Stock Market under the symbol BFPT. As of March 19, 1997, Brooks Fiber Properties, Inc. had approximately 4100 holders of the common stock. Of that total, 279 were shareholders of record. No dividends have been paid on the common stock.

The following table sets forth the high and low sales price information as reported by Nasdaq:

                                                                  Stock Price *
                                                                  --------------
1996                                                               High    Low
--------------------------------------------------------------------------------
First quarter                                                        N/A     N/A
Second quarter                                                    $35.50  $28.25
Third quarter                                                     $34.00  $27.50
Fourth quarter                                                    $33.75  $25.50

---------------

* No public market for the stock prior to May 3, 1996.


CORPORATE OFFICE

BROOKS FIBER PROPERTIES, INC.
425 WOODS MILL ROAD SOUTH, SUITE 300
TOWN & COUNTRY, MISSOURI 63017
(314) 878-1616


REGISTRAR AND TRANSFER AGENT

BOATMEN'S TRUST COMPANY
POST OFFICE BOX 14768
ST. LOUIS, MSISOURI 63178


INDEPENDENT ACCOUNTANTS

KPMG PEAT MARWICK LLP
ST. LOUIS, MISSOURI

                                                                [CORPORATE LOGO]